SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

LASERCARD CORPORATION

(Name of Subject Company (Issuer))

AMERICAN ALLIGATOR ACQUISITION CORP.

a wholly-owned subsidiary of

ASSA ABLOY INC.

a wholly-owned subsidiary of

ASSA ABLOY AB

(Name of Filing Persons – Offerors)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

51807U101

(CUSIP Number of Class of Securities)

William West

Senior Vice President and Chief Financial Officer

HID Global Corporation

c/o ASSA ABLOY Inc.

15370 Barranca Parkway

Irvine, CA 92618

Tel: (949) 732-2003

Fax: (949) 732-2120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of filing persons)

Copies to:

William C. Hicks, Esq.

Matthew J. Gardella, Esq.

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

Tel: (617) 239-0100

Fax: (617) 227-4420

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer  ☐

The tender offer for the outstanding common stock of LaserCard referred to in this document has not yet commenced. The solicitation and the offer to buy shares of LaserCard’s common stock will be made pursuant to an offer to purchase and related materials that American Alligator Acquisition Corp., a wholly-owned subsidiary of ASSA ABLOY Inc., intends to file with the U.S. Securities and Exchange Commission. At the time the tender offer is commenced, American Alligator Acquisition Corp. will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and thereafter LaserCard will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that LaserCard shareholders should read and carefully consider before making any decision with respect to the tender offer. These materials will be sent free of charge to all stockholders of LaserCard. In addition, all of these materials (and all other materials filed by LaserCard with the U.S. Securities and Exchange Commission) will be available at no charge from the U.S. Securities and Exchange Commission through its website at http://www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents may be obtained by directing such requests to Alliance Advisors, the information agent for the tender offer, at (973) 873-7710 for banks and brokers or (866) 329-8434 for stockholders and all others.

21 December 2010

No 23/10

ASSA ABLOY signs agreement to acquire LaserCard Corporation

ASSA ABLOY has entered into a definitive agreement to acquire LaserCard Corporation, a NASDAQ-listed company (LCRD) and a leading provider of secure ID solutions to governments and commercial clients around the world.

LaserCard’s unique portfolio of card products, services, and solutions for complex ID management are used by 400 customers in 44 nations. The company’s strength is in its propriety knowhow and highly differentiated secure credential technologies used for citizen identification, border security, government service delivery, and facility access applications.

LaserCard is based in California and also has offices in Rastede and Ratingen in Germany, employs 182 people and had a turnover of USD 59 M for 2009.

The offered price amounts to approximately USD 80 M with an offered share price of USD 6.25 per share, net to the seller in cash without interest, representing a premium of approximately 42 percent over LaserCard’s average closing share price during the past 20 trading days ended December 17, 2010.

Under the terms of the merger agreement, a wholly-owned subsidiary of ASSA ABLOY AB will commence a tender offer to acquire all of the outstanding shares of LaserCard common stock. The offer is expected to commence on December 22, 2010 and will expire at the end of the day on Friday, January 21, 2011, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

The tender offer will be conditioned upon, among other things, greater than fifty percent of LaserCard’s outstanding shares being tendered in the offer based on the number of shares outstanding, including certain options. The transaction is expected to be completed during the first quarter of 2011.

“I am very happy to welcome LaserCard to the ASSA ABLOY Group. LaserCard is one important step in a rapidly converging market and will give us valuable knowledge, capabilities and growth opportunities” said Johan Molin, President and CEO of ASSA ABLOY.

“I welcome LaserCard and its employees to our Group. Together with HID, Fargo and recently acquired ActivIdentity, this acquisition creates a comprehensive set of secure credentialing capabilities for government issued ID programs and a unique platform of technology and knowhow for future development of eGovernment solutions” said Denis Hébert, Executive Vice President ASSA ABLOY and Head of business unit HID Global.

The acquisition is estimated to be neutral to earnings per share in 2011.

For more information please contact:

Johan Molin, President and CEO, Tel: +46 8-506 485 42

Tomas Eliasson, CFO, Tel: +46 8-506 485 72

ASSA ABLOY may be required to disclose the information provided herein pursuant to the Swedish Securities Markets Act. The information was submitted for publication at 01.00 CET on 21 December, 2010.

About ASSA ABLOY

ASSA ABLOY is a leader in door opening solutions, dedicated to satisfying end-user needs for security, safety and convenience.

ASSA ABLOY is represented all over the world, on both mature and emerging markets, with strong positions in much of Europe and North America and in Asia. In the fast-growing electromechanical security segment, the Group has a strong position in areas such as access control, identification technology, door automation and hotel security.

Since its founding in 1994, ASSA ABLOY has grown from a regional company to an international group with 37,000 employees.

In 2009, ASSA ABLOY’s turnover amounted to approximately SEK 35 billion and the operating profit amounted to approximately SEK 5.4 billion. ASSA ABLOY has a market capitalization of approximately SEK 73 billion and is listed on NASDAQ OMX Stockholm, Large Cap.

Fore more information visit www.assaabloy.com.

About LaserCard Corporation

LaserCard Corporation, together with its subsidiaries, is a leading provider of secure ID solutions to governments and commercial clients worldwide. It develops, manufactures, and integrates LaserCard® optical security media cards, multi-technology cards, encoders, peripherals, smart and specialty cards, biometrics, and modular software. The Company’s cards and systems are used in various applications, including citizen identification, border security, government service delivery, and facility access.

LaserCard is based in California and also has offices in Rastede and Ratingen in Germany, employs 182 people and had a turnover of USD 59 M for 2009.

Important Information

This press release (this “Release”) relates to a planned tender offer by American Alligator Acquisition Corp. (“Purchaser”), a wholly owned subsidiary of ASSA ABLOY Inc. (“ASSA ABLOY America”), a wholly owned subsidiary of ASSA ABLOY AB (“ASSA ABLOY”) for all shares of outstanding common stock of LaserCard Corporation (“LaserCard”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of December 20, 2010, by and among ASSA ABLOY America, the Purchaser and LaserCard.

The tender offer referred to in this Release has not yet commenced. This Release is neither an offer to purchase nor a solicitation of an offer to sell any shares of LaserCard. The solicitation and the offer to buy shares of LaserCard common stock will be made pursuant to an offer to purchase and related materials that ASSA ABLOY, ASSA ABLOY America and Purchaser intend to file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, ASSA ABLOY, ASSA ABLOY America and Purchaser intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and LaserCard intends to file a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. ASSA ABLOY, ASSA ABLOY America, Purchaser and LaserCard also intend to mail these documents to the stockholders of LaserCard. These documents will contain important information about the tender offer, and stockholders of LaserCard are urged to read them carefully when they become available.

Investors and stockholders of LaserCard will be able to obtain a free copy of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement (when they become available) and other documents filed by ASSA ABLOY, ASSA ABLOY America, Purchaser and LaserCard with the SEC at the website maintained by the SEC at www.sec.gov. In addition, copies of these documents and related materials may be obtained for free (when they become available) by directing such requests to Alliance Advisors, the information agent for the tender offer, at (973) 873-7710 for banks and brokers or (866) 329-8434 for stockholders and all others, or to LaserCard by contacting Robert DeVincenzi, President and CEO, at 1+ (650) 335-4301 or Steve Larson, CFO, Tel: 1+ (650) 335-4349 x307.

Forward-Looking Statements

This document contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of ASSA ABLOY and LaserCard. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that LaserCard’s business will not be successfully integrated with ASSA ABLOY’s HID Global’s business; costs associated with the merger; the unsuccessful completion of the tender offer; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; increased competition and technological changes in the industries in which ASSA ABLOY’s HID Global business and LaserCard compete and other events that could negatively impact the completion of the transaction, including industry, economic or political conditions outside of our control.